Exhibit 99.1

OPTIBASE LTD.
8 Hamenofim Street
Herzliya, Israel
+972-73-7073700

Dear Shareholder,

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 4:00 p.m., Israel time, on February 18, 2020, at the Company’s offices at 8 Hamenofim Street, Herzliya, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposal No. 1, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours, Alex Hilman, Executive Chairman of the Board of Directors

Herzliya, Israel
January 13, 2020

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
8 Hamenofim Street
Herzliya, Israel
+972-73-7073700

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 4:00 p.m., Israel time, on February 18, 2020, at the Company’s offices at 8 Hamenofim Street, Herzliya, Israel, for the following purpose:

1.
To approve an amendment to the compensation policy for the Company's directors and officers with respect to the maximum aggregate annual premium payable for directors’ and officers’ liability insurance.

Shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than January 20, 2020.

The shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of January 20, 2020, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Alex hilman, Executive Chairman of the Board of Directors

Herzliya, Israel
January 13, 2020

ii

OPTIBASE LTD.
8 Hamenofim Street
Herzliya, Israel
972-73-7073700

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.65 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 4:00 p.m., Israel time, on February 18, 2020, at the Company’s offices at 8 Hamenofim Street, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following proposal:

1.
To approve an amendment to the compensation policy for the Company's directors and officers with respect to the maximum aggregate annual premium payable for directors’ and officers’ liability insurance.

The shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of Proposal No. 1 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the "Companies Law"), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of Proposal No. 1 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposal No. 1. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of Proposal No. 1 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposal No. 1. Shareholders who do not so indicate will not be eligible to vote their Shares as to such proposals.

The Companies Law defines a "personal interest" as a personal interest of a person in an act or transaction of a company, including:

(i)          a personal interest of that person's relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person's spouse or the spouse of any of the above); or

(ii)         a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company's shares will not be deemed a personal interest.

The term "controlling shareholder" shall carry the meaning ascribed to it in the Companies Law.

Each Share is entitled to one vote upon the matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company's shareholders register ("Registered Shareholders") may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company's offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in “Street Name” whose Shares are held through CEDE & Co.

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Shareholders in “Street Name” whose Shares are held through Members of the Tel Aviv Stock Exchange ("TASE")

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through members of the TASE, may vote their Shares either (i) in person or by proxy delivered to the Company together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended; or (ii) electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than February 18, 2020 at 10:00 a.m. Israeli time. You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your Shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company no later than February 18, 2020 at 10:00 a.m. Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, the chairman of the Meeting may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 8 Hamenofim Street, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Executive Officer of the Company, no later than February 8, 2020. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about January 23, 2020 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 5,216,225 Shares outstanding as of January 12, 2020 (such number excludes: (i) 17,895 ordinary shares held by us or for our benefit with no voting or equity rights as of January 12, 2020 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth, as of January 12, 2020, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	4,097,201	78.82%
Shareholding of all directors and officers as a group (8 persons)(3)	205,865	3.96%

(1)
Number of shares and percentage ownership is based on 5,216,225 ordinary shares outstanding as of January 12, 2020. Such number excludes: (i) 17,895 ordinary shares held by us or for our benefit. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of January 12, 2020 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)
The information is accurate as of January 12, 2020 and is based on Amendment No. 7 to Schedule 13D filed with the SEC on June 19, 2019, by The Capri Family Foundation. According to such Amendment No. 7 to Schedule 13D, Capri directly owns 4,097,201 of our ordinary shares. The core activity of Capri is the holding of investments. In addition, the beneficiaries of Capri are the children of Mr. Tom Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.

(3)
Includes 159,225 ordinary shares held directly by the directors and officers and 46,640 ordinary shares which are held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have vested on January 12, 2020 or within 60 days thereafter. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares.

Proposal No. 1

APPROVAL OF AN AMENDMDNET TO THE COMPENSATION POLICY

Under the Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. Such compensation policy must comply with the requirements of the Companies Law. The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by a special majority (as described above). In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder. The compensation policy must include certain principles and provisions set forth in the Companies Law.

Our current Compensation Policy, approved by our shareholders on February 14, 2019, was drafted and approved in accordance with the requirements of the Companies Law and provides (among things) that office holders (within the meaning of the Companies Law) shall be covered by directors’ and officers’ liability insurance which shall be acquired, from time to time, subject to applicable law or regulation. Under the Companies Law, the procurement of directors’ and officers’ liability insurance generally requires shareholder approval; however, under the Israeli Companies Regulations (Relief from Related Party Transactions), 2000, the procurement of directors’ and officers’ liability insurance shall not require shareholder approval and may be approved only by the compensation committee, if the terms of the insurance are set forth in the compensation policy and the compensation policy was adopted by the shareholders by a special majority, as set forth in the Companies Law, provided that the insurance is on market terms and is not likely to materially impact the profitability of the company or its assets or obligations.

Accordingly, our current Compensation Policy provides that (i) the annual premium to be paid by the Company shall not exceed 1.5% of the aggregate coverage of the "Directors’ and Officers’ Liability Insurance" (the "Insurance Policy"); and (ii) the limit of liability of the insurer shall not exceed the greater of $25 million or 25% of the Company’s shareholders equity (based on the most recent financial statements of the Company at the time of approval by the Compensation Committee) per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses.

In view of the recent sharp increases in premiums for directors’ and officers’ liability insurance, in particular for companies whose securities are listed on stock exchanges in the United States, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, an increase in the maximum annual premium included in the Insurance Policy set forth in the Compensation Policy to an aggregate annual premium that does not exceed 5% of the aggregate coverage of the Insurance Policy. Other than the foregoing increase in the annual premium, the terms of the Insurance Policy set forth in the Compensation Policy shall remain in effect. This approval was made taking into account the considerations, principles and provisions set forth in the Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the amendment to the Compensation Policy with respect to the maximum annual premium payable for directors’ and officers’ liability insurance, as set forth in the Proxy Statement be, and hereby is, approved and adopted."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than February 18, 2020 at 10:00 a.m. Israel time.

By Order of the Board of Directors, Alex hilman, Executive Chairman of the Board of Directors

January 13, 2020